November 24, 2009

Ms. Sandy Eisen

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms Eisen,

The purpose of this letter is to confirm our conversation today that our initial response to the SEC comment letter dated November 18, 2009 will be made by December 4, 2009.

Sincerely,

/Brian R. Jones/

Brian R. Jones

Treasurer and Chief Financial Officer